Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Dear Sir or Madam:

This shall serve to confirm my telephone conversation of last week with Patti Dennis, Esq. of your staff requesting the withdrawal of the 10-SB previously filed by WowStores.com, Inc. (the "Registrant").

A revised 10-SB will be filed by the Registrant in the immediate future.

Very truly yours,

D. David Cohen

c.c.  Patti Dennis, Esq.
      (Via Fax: 202-942-9528)

      Mr. George Greco
      Mr. David Hirsch